FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

NATHAN'S FAMOUS, INC.
(Exact name of registrant as specified in its charter)

Delaware	11-3166443
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 Old Country Road, Westbury, New York	11590
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ⁮

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☑

Securities Act registration statement file number to which this form relates __________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of Class)

Item 1.  Description of Securities to be Registered.

On June 4, 2008, the Board of Directors of Nathan’s Famous, Inc. (the “Company”) declared a dividend distribution of one common share purchase right (a “Right”) for each outstanding share of common stock, $.01 par value (the “Common Stock”), of the Company. The distribution is payable on June 5, 2008 to the shareholders of record on June 5, 2008 (the “Record Date”). Each Right entitles the registered holder thereof to purchase from the Company one share of Common Stock, at a price of $30.00 per share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated June 4, 2008 (the “2008 Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

The Rights will initially be evidenced, with respect to any of the Common Stock certificates outstanding as of June 5, 2008, by such Common Stock certificate with a copy of a Summary of Rights attached thereto. The Rights will initially be transferred with and only with the Common Stock. Separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record as of, and as soon as practicable after the close of business on the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement, or announcement of an intention to make a tender offer or exchange offer by a person (other than the Company, any wholly-owned subsidiary of the Company or certain employee benefit plans) which, if consummated, would result in such person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date").

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after June 5, 2008 upon transfer or new issuance of the Common Stock will contain a notation incorporating the 2008 Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of June 5, 2008, even without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. No less than one Right may be exercised at any one time by any holder of Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on June 5, 2013, unless earlier redeemed or exchanged by the Company as described below (the “Final Expiration Date”).

The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable upon exercise of the Rights, and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above).

In the event that after the Distribution Date the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, proper provision is to be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

In the event that at any time any person shall become an Acquiring Person, each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise of such Right, at the then current Purchase Price, one share for each Right or, if the then current market price of the Common Stock is less than the Purchase Price, that number of shares of the Common Stock which at the time of such transaction would have a market value equal to the Purchase Price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue cash, debt, other securities or a combination thereof in exchange for the Rights).

Generally, under the Plan, an “Acquiring Person” will not be deemed to include (i) the Company, (ii) a subsidiary of the Company, (iii) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (iv) any entity holding shares of Common Stock for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company.

In addition, except in certain circumstances as set forth in the Rights Agreement, no person will become an Acquiring Person (x) as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock issued and outstanding, increases the percentage of shares of Common Stock beneficially owned by such person to 15% or more of the shares of Common Stock then outstanding or (y) as the result of the acquisition of shares of Common Stock directly from the Company; unless, in either case, such person thereafter acquires additional shares of Common Stock without the Company’s prior written consent.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise. No less than a Right may be exercised at any time and no Rights may be exercised that would entitle the holder thereof to any fractional share.

At any time prior to the earlier of (i) such time that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Company may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per Right (the “Redemption Price”). The Rights may also be redeemed at certain other times as described in the Rights Agreement. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as the Rights become detached no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.

In addition, the Rights Agreement permits the Board of Directors, following the time that a person becomes an Acquiring Person (but before an acquisition of 50% or more of the Common Stock), to exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, for Common Stock or Common Stock Equivalents, or any combination thereof, at an exchange ratio of one share of Common Stock or Common Stock Equivalent deemed to have the same value as one share of Common Stock per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The provisions of the 2008 Rights Agreement may be supplemented or amended by the Company in any respect prior to the Distribution Date. From and after the Distribution Date, the Company can make changes to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent, to shorten or lengthen any time period in the 2008 Rights Agreement (provided that the concurrence of a majority of the Board of Directors shall be required upon certain occurrences), to make changes which do not adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person and its Affiliates and Associates).

As of June 5, 2008, there were 6,183,183 shares of Common Stock outstanding and 1,320,808 shares reserved for issuance under the Company's stock option plans and for the exercise of the Company's outstanding warrants. So long as the Rights are attached to the Common Stock (and, in certain circumstances, after such time), the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. 16,589,516 shares of Common Stock are currently reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without the consent of the Board of Directors. The Rights will not affect a transaction approved by the Company prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

The 2008 Rights Agreement, including the form of Right certificate, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

Item 2. Exhibits

The document listed below is filed as an exhibit to this Registration Statement:

Exhibit No.	Description

1
Rights Agreement, dated as of June 4, 2008, between Nathan’s Famous, Inc., and American Stock Transfer and Trust Company, as Rights Agent, which includes form of Right Certificate as Exhibit A and the Summary of Rights to Purchase as Exhibit B. (Incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 6, 2008.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NATHAN'S FAMOUS, INC.

By:	/s/ Ronald DeVos
Ronald DeVos
Vice-President Finance and Chief Financial Officer

Dated: June 6, 2008